Exhibit 99.1

XP Inc.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

SUPPLEMENT TO 2026 PROXY STATEMENT OF

XP INC.

This supplement (the “Proxy Supplement”) to the proxy statement (the “Proxy Statement”) dated May 6, 2026, relates to the annual general meeting of shareholders (the “AGM”) of XP Inc. (the “Company”) to be held at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time on May 29, 2026, virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil. Terms used but not defined in this Proxy Supplement have the meanings ascribed to them in the Proxy Statement. This Proxy Supplement should be read together with the Proxy Statement.

The purpose of this Proxy Supplement is to amend and supplement the Proxy Statement to remove the Proposal 8 – “Approval of the Re-Appointment of Oscar Rodriguez Herrero as a Director” from the items of business to be considered at the AGM as a result of Mr. Oscar Rodriguez Herrero’s withdrawal of his candidacy as a director nominee for election to the Company’s board of directors (the “Board”). Mr. Rodriguez Herrero’s decision to withdraw is not the result of any disagreement with the Company or the Board. Accordingly, the number of director nominees for consideration has been reduced from nine (9) to eight (8). Other than Mr. Rodriguez Herrero’s withdrawal, the matters to be considered by shareholders at the AGM remain unchanged from those described in the Proxy Statement.

The Board continues to recommend a vote “FOR” each of the remaining nominees as set forth in the Proxy Statement.

The proxy card or voting instruction form initially distributed with the Proxy Statement remains valid. Any votes or voting instructions cast for Mr. Rodriguez Herrero’s election to the Board will be disregarded.

If you have already voted, you are not required to take any action, unless you would like to change your vote. Your previously submitted proxy will be voted at the AGM in the same manner as you instructed previously, except that any votes for the re-election of Mr. Rodriguez Herrero to the Board will be disregarded. If you have already voted and submit a new proxy, your new proxy will supersede the one you previously submitted. Except as described in this Proxy Supplement, the Proxy Statement and previously distributed proxy materials remain in effect.

COMPANY INFORMATION

A copy of this Proxy Supplement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.